Amendment No. 1 to Confidential Draft Submission

As confidentially submitted to the Securities and Exchange Commission on May 28, 2013

As filed with the Securities and Exchange Commission on                             , 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

CHEGG, INC.

(Exact name of registrant as specified in its charter)

Delaware	5961	20-3237489
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial code number)	(I.R.S. employer identification no.)

3990 Freedom Circle

Santa Clara, CA 95054

(408) 855-5700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dan Rosensweig

President, Chief Executive Officer and Chairman

Chegg, Inc.

3990 Freedom Circle

Santa Clara, CA 95054

(408) 855-5700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David A. Bell, Esq. Shulamite Shen White, Esq. Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert Chesnut, Esq., Senior Vice President and General Counsel Dave Borders Jr., Esq., Associate General Counsel Chegg, Inc. 3990 Freedom Circle Santa Clara, CA 95054 (408) 855-5700	Martin A. Wellington, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.001 per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares the underwriters have the option to purchase to cover over-allotments, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 1 to the Confidential Draft Submission of the Registration Statement on Form S-1 of Chegg, Inc. (the “Registration Statement”) is being submitted solely to submit Exhibit 10.11. No changes or additions are being made hereby to the Prospectus constituting Part I of the Registration Statement (not included herein) or to Items 13, 14, 15 or 17 of Part II of the Registration Statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC registration fee	$	*
FINRA filing fee		2,000
The listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous frees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation that will be in effect upon the completion of the offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws that will be in effect upon the completion of the offering provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

The Registrant has entered, and intends to continue to enter into separate indemnification agreements with its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, executive officer or employee of the Registrant for which indemnification is sought. Reference is also made to the Underwriting Agreement filed as Exhibit 1.01 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant has directors’ and officers’ liability insurance for securities matters.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01
Form of Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering	3.02
Form of Restated Bylaws of the Registrant, to be in effect upon completion of this offering	3.04
Amended and Restated Investors’ Rights Agreement, dated as of March 7, 2012, by and among the Registrant and certain investors of the Registrant	4.02
Form of Indemnity Agreement entered into between the Registrant and its directors and executive officers	10.01

Item 15. Recent Sales of Unregistered Securities.

Since March 31, 2010, the Registrant has issued and sold the following unregistered securities:

(1)     From March 31, 2010 to March 31, 2013, we granted stock options under our 2005 Stock Incentive Plan to purchase 12,326,527 shares of common stock (net of expirations, forfeitures and cancellations) to our employees, directors, advisors and consultants, having exercise prices ranging from $0.08 to $5.25 per share, as well as 1,239,895 RSUs to our employees and advisors under our equity incentive plans. Of these, options to purchase 15,179 shares of common stock have been exercised through March 31, 2013 at exercise prices ranging from $0.08 to $5.25 per share, for aggregate consideration of $74,913.

(2)     In August 2010, we entered into a Series E Preferred Stock Purchase Agreement pursuant to which we issued and sold to accredited investors in multiple closings an aggregate of 7,614,986 shares of our Series E preferred stock, at a purchase price of $9.849 per share, for aggregate consideration of $74,999,997. In December 2010, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative (i) an aggregate of 2,030,663 shares of our Series E preferred stock at a value of $9.849 per share, for aggregate consideration of $20,000,000 and (ii) an aggregate of 763,043 shares of our common stock at a value of $7.00 per share, for aggregate consideration of $5,341,301. Of the options assumed pursuant to such Agreement and Plan of Merger, options to purchase 163,856 shares of common stock have been exercised through March 31, 2013 at exercise prices ranging from $0.19 to $0.73 per share, for aggregate consideration of $99,793.

(3)     In March 2012, we entered into a Series F Preferred Stock Purchase Agreement pursuant to which we issued and sold to accredited investors an aggregate of 3,122,927 shares of our Series F preferred stock, at a purchase price of $8.00 per share, for aggregate consideration of $24,983,416.

(4)     In June 2010, we issued warrants to purchase 99,383 shares of our Series C-2 preferred stock with a strike price of $3.25 per share to accredited investors.

(5)     In October 2010, we issued 926 shares of our Series B preferred stock in connection with the exercise of a warrant with a strike price of $0.7109 per share by an accredited investor.

(6)     In May 2012, we issued warrants to purchase 300,000 shares of our Series F preferred stock with a strike price of $8.00 per share to accredited investors.

(7)     In December 2012, we issued warrants to purchase 54,225 shares of our common stock with a strike price of $4.61 per share to an accredited investor.

(8)     In July 2010, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative an aggregate of 914,002 shares of our common stock at a value of $7.96 per share, for aggregate consideration of $7,275,456.

(9)     In June 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative an aggregate of 718,587 shares of our common stock at a value of $5.25 per share, for aggregate consideration of $3,772,582.

(10)     In August 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors an aggregate of 1,125,000 shares of our common stock at a value of $8.00 per share, for aggregate consideration of $9,000,000, of which 250,000 shares were subsequently cancelled.

(11)     In September 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors and fewer than 35 unaccredited investors with a qualified shareholder representative an aggregate of 3,646,902 shares of our common stock at a value of $8.00 per share, for aggregate consideration of $29,175,216. Of the options assumed pursuant to such Agreement and Plan of Merger, options to purchase 405,348 shares of common stock have been exercised through March 31, 2013 at exercise prices ranging from $0.35 to $2.29 per share, for aggregate consideration of $368,885.

(12)     In November 2011, we entered into an Agreement and Plan of Merger pursuant to which we issued to accredited investors an aggregate of 218,750 shares of our common stock at a value of $8.00 per share, for aggregate consideration of $1,750,000.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement

3.01**	Amended and Restated Certificate of Incorporation of the Registrant

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering

3.03**	Amended and Restated Bylaws of the Registrant

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering

4.01*	Form of Registrant’s Common Stock Certificate

4.02**	Amended and Restated Investors’ Rights Agreement, dated as of March 7, 2012, by and among the Registrant and certain investors of the Registrant

4.03**	Form of Warrant to purchase shares of Series A-1 Preferred Stock

4.04**	Warrant issued to Square 1 Bank to purchase shares of Series B Preferred Stock, dated July 18, 2008

4.05**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated April 24, 2009

4.06**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.07**	Warrant issued to Pinnacle Ventures II Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.08**	Warrant issued to Pinnacle Ventures III Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.09**	Form of Warrant to purchase shares of Series F Preferred Stock

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers

10.02**	2005 Stock Incentive Plan, as amended, and Forms of Agreement Thereunder

10.03**	Designated IPO Equity Incentive Program

10.04*	2013 Equity Incentive Plan and Forms of Agreement Thereunder

10.05*	2013 Employee Stock Purchase Plan

10.06**	Offer Letter between Dan Rosensweig and the Registrant, dated December 3, 2009

10.07**	Amendment to Offer Letter between Dan Rosensweig and the Registrant, dated November 29, 2012

10.08**	Offer Letter between Mike Osier and the Registrant, dated September 9, 2009

10.09**	Offer Letter between Nathan Schultz and the Registrant, dated February 19, 2008

10.10**	Offer Letter between Barry McCarthy and the Registrant, dated January 12, 2010

10.11†	Carrier Agreement by and between the Registrant and United Parcel Service Inc., effective April 28, 2008

Exhibit Number	Exhibit Title

10.12*	Amendment Agreement, dated as of May 4, 2012, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A.

10.13*	Loan and Security Agreement, dated of May 4, 2012, among the Registrant, the other loan parties signatory thereto, the lenders signatory thereto from time to time and TriplePoint Capital LLC

10.14**	Lease between Silicon Valley CA-I, LLC and the Registrant, dated as of May 14, 2012

10.15**	Commencement Date Memorandum between Silicon Valley CA-I, LLC and the Registrant, dated as of October 12, 2012

10.16**	Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

10.17**	Amendment to Lease, dated as of May 13, 2011, amended the Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

21.01**	List of subsidiaries

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01)

23.02*	Consent of Independent Registered Public Accounting Firm

24.01	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit pursuant to Rule 406 promulgated under the Securities Act. These portions have been omitted and submitted separately to the Securities and Exchange Commission.

(b) Financial Statement Schedules.

Schedule II—Valuation and Qualifying Accounts

	Years Ended December 31, 2012, 2011 and 2010
	Balance at Beginning of Year	Additions Related to Acquisitions	Additions Charged to Expenses/ Other Accounts	Net (Deductions) Recoveries	Balance at End of Year
	(in thousands)
Allowance for doubtful accounts
2012	$241	$—	$502	$(241)	$502
2011	$—	$241	$—	$—	$241
2010	$—	$—	$—	$—	$—

All other financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on                     , 2013.

CHEGG, INC.

By:
Dan Rosensweig President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Dan Rosensweig, Andrew Brown and Robert Chesnut, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

Dan Rosensweig	President, Chief Executive Officer and Chairman (Principal Executive Officer)	, 2013

Andrew Brown	Chief Financial Officer (Principal Financial Officer)	, 2013

David Bernhardt	Vice President, Corporate Controller (Principal Accounting Officer)	, 2013

Jeffrey Housenbold	Director	, 2013

Barry McCarthy	Director	, 2013

Deven Parekh	Director	, 2013

Richard Sarnoff	Director	, 2013

Ted Schlein	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement

3.01**	Amended and Restated Certificate of Incorporation of the Registrant

3.02*	Form of Restated Certificate of Incorporation of the Registrant, to be effective upon the completion of this offering

3.03**	Amended and Restated Bylaws of the Registrant

3.04*	Form of Restated Bylaws of the Registrant, to be effective upon the completion of this offering

4.01*	Form of Registrant’s Common Stock Certificate

4.02**	Amended and Restated Investors’ Rights Agreement, dated as of March 7, 2012, by and among the Registrant and certain investors of the Registrant

4.03**	Form of Warrant to purchase shares of Series A-1 Preferred Stock

4.04**	Warrant issued to Square 1 Bank to purchase shares of Series B Preferred Stock, dated July 18, 2008

4.05**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated April 24, 2009

4.06**	Warrant issued to TriplePoint Capital LLC to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.07**	Warrant issued to Pinnacle Ventures II Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.08**	Warrant issued to Pinnacle Ventures III Equity Holdings, L.L.C. to purchase shares of Series C-2 Preferred Stock, dated October 13, 2009

4.09**	Form of Warrant to purchase shares of Series F Preferred Stock

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01*	Form of Indemnification Agreement entered into between the Registrant and each of its directors and executive officers

10.02**	2005 Stock Incentive Plan, as amended, and Forms of Agreement Thereunder

10.03**	Designated IPO Equity Incentive Program

10.04*	2013 Equity Incentive Plan and Forms of Agreement Thereunder

10.05*	2013 Employee Stock Purchase Plan

10.06**	Offer Letter between Dan Rosensweig and the Registrant, dated December 3, 2009

10.07**	Amendment to Offer Letter between Dan Rosensweig and the Registrant, dated November 29, 2012

10.08**	Offer Letter between Mike Osier and the Registrant, dated September 9, 2009

10.09**	Offer Letter between Nathan Schultz and the Registrant, dated February 19, 2008

10.10**	Offer Letter between Barry McCarthy and the Registrant, dated January 12, 2010

10.11†	Carrier Agreement by and between the Registrant and United Parcel Service Inc., effective April 28, 2008

Exhibit Number	Exhibit Title

10.12*	Amendment Agreement, dated as of May 4, 2012, among the Registrant, the lenders party thereto and JPMorgan Chase Bank, N.A.

10.13*	Loan and Security Agreement, dated of May 4, 2012, among the Registrant, the other loan parties signatory thereto, the lenders signatory thereto from time to time and TriplePoint Capital LLC

10.14**	Lease between Silicon Valley CA-I, LLC and the Registrant, dated as of May 14, 2012

10.15**	Commencement Date Memorandum between Silicon Valley CA-I, LLC and the Registrant, dated as of October 12, 2012

10.16**	Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

10.17**	Amendment to Lease, dated as of May 13, 2011, amended the Standard Industrial Lease Agreement between Pattillo Industrial Partners, LLC and the Registrant, dated as of October 17, 2009

21.01**	List of subsidiaries

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01)

23.02*	Consent of Independent Registered Public Accounting Firm

24.01	Power of Attorney (included on signature page hereto)

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit pursuant to Rule 406 promulgated under the Securities Act. These portions have been omitted and submitted separately to the Securities and Exchange Commission.